

Mail Stop 3030

September 9, 2009

Mr. James M. Stolze
Vice President and Chief Financial Officer
Stereotaxis, Inc.
4320 Forest Park Ave., Suite 100
St. Louis, Missouri 63108

> **Re:** **Stereotaxis, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 8-K Dated August 6, 2009**
> **File No. 000-50884**

Dear Mr. Stolze:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief